RANDALL W. HEINRICH, P.C.
                           8 Greenway Plaza, Suite 818
                              Houston, Texas 77046

Telephone: 713/951-9100                                       Fax: 713/961-3082

                                December 13, 2005

VIA EDGAR

U.S. Securities and Exchange Commission 450 5th Street, N.W.
Washington, D.C. 20549

Re: Registration Statement on Form SB-2 File No. 333-120659 (the "Registration Statement") Filed by Westside Energy Corporation (the "Company")

Ladies and Gentlement:

         In connection with the transmission of this letter, the Company is filing Post-Effective Amendment No. 2 ("Amendment No. 2") to the Registration Statement. The Company currently has pending (but not yet declared effective) Post-Effective Amendment No. 1 ("Amendment No. 1") to the Registration Statement. Amendment No. 2 adds the Company's third quarter interim financial statements and updates certain business developments that have arisen since the filing of Amendment No. 1. The Company has a pending review of one of its Quarterly Reports on Form 10-QSB. A staff member has advised the Company that, upon completion of the review of the Quarterly Report, the Company will be permitted to request acceleration of an amendment to the Registration Statement.

         Thank you for your attention to the Amendment. Please contact the undersigned with comments or questions. We look forward to hearing from you.

                                               Very truly yours,

                                               /s/Randall W. Heinrich